Exhibit 99.1

Cheche Group Announces Receipt of Notification Letter from Nasdaq

BEIJING, China – November 21, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it received a notification letter dated November 15, 2024 (the “Notification Letter “), from the Listing Qualifications Department of The Nasdaq Stock Market Inc. (the “Nasdaq”), indicating that the Company is no longer in compliance with the minimum bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the Company’s closing bid price per Class A ordinary share, par value US$0.00001 per share, has been below US$1.00 for a period of 30 consecutive business days. The Notification Letter does not result in the immediate delisting of the Company’s securities.

The Company would like to clarify that the Notification Letter has no current effect on the listing or trading of the Company’s securities on Nasdaq. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, the Company has a compliance period of 180 calendar days, or until May 14, 2025 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per Class A ordinary share is at least US$1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event that the Company does not regain compliance by May 14, 2025, subject to the determination by the staff of Nasdaq, it may be eligible for an additional 180 calendar days compliance period if it meets the continued listing requirements for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement of the Nasdaq, and provides written notice to Nasdaq of its intention to cure for the minimum bid price requirement.

The Company intends to monitor the closing bid price of its Class A ordinary shares between now and May 14, 2025, and is considering its options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. The Company is currently in compliance with all other Nasdaq continued listing standards. The Notification Letter does not affect the Company’s business operations, its U.S. Securities and Exchange Commission reporting requirements or contractual obligations.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 108 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185